                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________________ to ____________________.

                        Commission file number: 0-20828


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Danka Office Imaging Company 401(k) Profit Sharing Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716.

                             REQUIRED INFORMATION

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                      Financial Statements and Schedules

                          December 31, 2000 and 1999


                  (With Independent Auditors' Report Thereon)

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN


                               Table of Contents

                                                                                         Page
Independent Auditors' Report                                                              1

Statements of Net Assets Available for Benefits                                           2

Statement of Changes in Net Assets Available for Benefits                                 3

Notes to Financial Statements                                                            4-8


Schedules

1   Schedule of Assets Held for Investment Purposes at End of Year                        9

2   Schedule of Reportable Transactions                                                  10

Exhibit Index
-------------

Exhibit 23   Consent of Independent Auditors

                         Independent Auditors' Report


The Plan Trustees
Danka Office Imaging Company
    401(k) Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of Danka Office Imaging Company 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed with the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



St. Petersburg, Florida
May 4, 2001

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                              Assets                                       2000                 1999
                                                                      --------------       -------------
Investments at fair value                                             $  198,520,034         277,913,655
Accrued income                                                                48,889              77,425
Cash                                                                         734,301           1,128,725

Receivables:
    Participant contributions                                              1,337,985           1,516,667
    Employer contributions                                                       --              669,274
                                                                      --------------       -------------
           Total contributions receivable                                  1,337,985           2,185,941
                                                                      --------------       -------------
           Total assets                                                  200,641,209         281,305,746
                                                                      --------------       -------------
                          Liabilities

Refunds payable                                                               11,367             279,350
                                                                      --------------       -------------
           Total liabilities                                                  11,367             279,350
                                                                      --------------       -------------
           Net assets available for benefits                          $  200,629,842         281,026,396
                                                                      ==============       =============

See accompanying notes to financial statements.

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

Additions to net assets attributed to:
    Investment income:
       Interest                                                  $     508,176
       Dividends                                                    16,573,222
                                                                 -------------
           Total investment income                                  17,081,398

    Contributions:
       Participants                                                 18,972,039
       Employer                                                      7,980,052
                                                                 -------------
           Total contributions                                      26,952,091
                                                                 -------------
           Total additions                                          44,033,489
                                                                 -------------

Deductions from net assets attributed to:
    Net depreciation in fair value of investments                   82,463,446
    Participant distributions                                       41,907,403
    Administrative expenses                                             59,194
                                                                 -------------
           Total deductions                                        124,430,043
                                                                 -------------
           Net decrease                                            (80,396,554)

Net assets at beginning of year                                    281,026,396
                                                                 -------------
Net assets at end of year                                        $ 200,629,842
                                                                 =============


See accompanying notes to financial statements.

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999




(1)    Description of the Plan

       Danka Office Imaging Company 401(k) Profit Sharing Plan (the "Plan") was adopted by Danka Office Imaging Company (the "Sponsor" or "Employer") on August 8, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Any employee who has completed three months of service is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Amendments

              The Plan has been amended at various times, including an amendment in January 1994, creating the Danka Business Systems PLC Fund. On April 1, 1996, the Employer changed its name from Danka Industries, Inc. to Danka Corporation. On January 1, 1997, the plan was amended and restated affecting employee contributions, vesting percentages and participant loans. During 1998, the Danka Corporation 401(k) Plan changed its name to Danka Office Imaging Company 401(k) Profit Sharing Plan.

              In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock, which was a discretionary match. The change was effective as of February 1, 1999. All employer contributions from February 1999 through October 2000 were in Danka Business Systems common stock. Effective November 1, 2000, the Company suspended the employer match until further notice.

       (c)    Contributions

              The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer (which may range from 2 percent to 15 percent of the participant's gross compensation) and (b) a discretionary employer matching contribution. Total elective deferrals for any individual participant cannot exceed $10,500 for 2000 and $10,000 for 1999. In the case of certain highly compensated individuals, additional restrictions may be applicable.

                                                                     (Continued)

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


              In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock. The change was effective as of February 1, 1999. All employer contributions February 1999 through October 2000, were in Danka Business Systems PLC common stock. Effective November 1, 2000, the Company suspended their employer match portion.

              Contributions are credited to the individual accounts of each participant. The Plan allows participants to direct the investment of their contributions into 33 different investment options including Danka Business Systems PLC common stock. Unvested Sponsor matching contributions made in the form of Danka Business Systems PLC common stock must remain in the Plan until vested, at which point the participant my direct the value of the investment.

       (d)    Participant Accounts

              Each participant's account is credited with the participant's contribution, the Sponsor's matching contribution and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations of earnings and investment gains or losses are based on the participant's account balance valued on a daily basis.

       (e)    Forfeitures

              At December 31, 2000 and 1999, forfeited nonvested accounts totaled $350,196 and $249,230, respectively. Forfeiture accounts are used to reduce the amount the Company is required to contribute under terms of the Plan and to pay plan expenses. During 2000 and 1999, $0 and $700,000, respectively, of forfeitures were used to offset employer contributions.

       (f)    Vesting

              Participants are immediately vested in their voluntary contributions. Vesting in sponsor contributions is determined based upon a participant's years of service. The following schedules indicate the vesting percentages for 2000 and 1999 plan years:

                              Years of service               Vested percentage
                           -----------------------         --------------------

                              Less than 1 year                        0%
                                     1                               25%
                                     2                               50%
                                     3                               75%
                                     4                              100%

              In the event of death or total and permanent disability all amounts credited to such participant's account shall become fully vested.

                                                                     (Continued)

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


       (g)    Participant Loans

              Eligible participants, with a vested account balance of at least $2,000, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from six months to five years. The loans are secured by the balance in the participant's account and bear interest at prime interest rate of the previous quarter before the loan was made, plus one percent.

       (h)    Payment of Benefits

              Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, annual installments over a ten-year period, or annuity payments for the life of the participant.

       (i)    Plan Termination

              Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall receive his individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared under the accrual method of accounting.

       (b)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair market value. Valuation of market is determined as of the close of business on the last day of the plan year. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.


                                                                     (Continued)

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


       (c)    Use of Estimates

              Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions to and deletions from net assets to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

       (d)    Payment of Benefits

              Benefits are recorded when paid.

       (e)    New Accounting Pronouncements

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. The Plan's sponsor has determined that there will be no impact upon adoption of SFAS No. 133 on the Plan's financial statements.


(3)    Investments

       The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2000 and 1999:

                                                                 2000               1999
                                                             --------------     -------------
              ML Retirement Preservation Trust               $  39,351,009        48,357,714
              ML Equity Index Trust                             28,669,548        37,454,672
              Davis New York Venture Fund                       35,497,225        35,819,654
              AIM Equity Constellation Fund                     25,187,010        27,842,080
              Danka Business Systems PLC Fund                           --        50,754,889
              ML Global Allocation Fund                         11,498,980                --
              Alliance Quasar Fund Class A                      11,382,625        15,530,631
                                                             ==============     =============


                                                                     (Continued)

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


       During 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $(82,463,446) a follows:

                                                                           Year ended
                                                                        December 31, 2000
                                                                       ------------------
               Investments at fair value as determined by
                 quoted market price:
                   Common stocks                                       $      (63,268,893)
                   Common/collective trusts                                    (3,043,901)
                   Mutual Funds                                               (16,150,652)
                                                                       ------------------

                      Net change in fair value                         $      (82,463,446)
                                                                       ==================

(4)    Non-Participant Directed Investments

       The employer match contributions were made in Danka Business Systems PLC common stock from February 1, 1999, through October 31, 2000. Effective November 1, 2000, the employer match was suspended. As a result, this fund contains participant directed and non-participant directed amounts. As of December 31, 2000, the fair value of this fund, which was non-participant directed, totaled $187,303.


(5)    Transactions With Parties-in-Interest

       The Plan held investments in trust funds invested by the Trustee with a fair value of $93,743,447 in 2000 and $113,525,398 in 1999.

       The Plan held investments in the common stock of the Sponsor with a fair value of $3,597,530 in 2000 and $50,754,889 in 1999.


(6)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                      Schedule 1

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

           Identity                                                                                                    Fair
       of party involved                          Description of investment                       Cost                 value
-------------------------------    ----------------------------------------------------   ---------------------    -------------
Common stocks:
   *Danka Business Systems PLC     546,074 shares of Danka Business Systems
                                       PLC Common Stock (Restricted)                         $  779,424               187,303
                                                                                             ==========
   *Danka Business Systems PLC     9,942,354 shares of Danka Business Systems
                                       PLC Common Stock                                                             3,410,227

   Eastman Kodak                   67,374 shares of Eastman Kodak Common Stock                                      2,652,864
                                                                                                                -------------
                                             Total common stocks                                                    6,250,394
                                                                                                                -------------
Common/Collective Trusts:
   *Merrill Lynch Trust Company    39,351,009 units of Merrill Lynch Retirement                                    39,351,009
                                        Preservation Trust
   *Merrill Lynch Trust Company    312,406 units of Merrill Lynch Equity Index Trust                               28,669,548
                                                                                                                -------------
                                             Total common/collective trusts                                        68,020,557
                                                                                                                -------------
Mutual Funds:
   Davis Venture Advisors          50,543 units of Davis Series Financial  Class A                                  1,834,723
   Dreyfus Premier Tech            1,140 units of Dreyfus Premier Tech                                                 43,742
   Davis Venture Advisors          11,144 units of Davis Series Inc Real Estate                                       245,948
   AIM Management                  6,819 units of AIM Global Resources Fund Class A                                    89,466
   AIM Management                  8,577 units of Aim Balanced                                                        258,086
   *Merrill Lynch Trust Company    25,276 units of Merrill Lynch Dragon Fund Class A                                  208,532
   *Merrill Lynch Trust Company    954,872 units of Merrill Lynch US Govt Mortgage                                  9,290,907
                                      Fund Class A
   *Merrill Lynch Trust Company    10,609 units of Merrill Lynch Latin American Fund                                  145,659
   Pimco                           180,411 units of Pimco Total Return Fund Class A                                 1,874,472
   *Merrill Lynch Trust Company    27,136 units of Merrill Lynch Small Cap Index                                      283,567
   *Merrill Lynch Trust Company    17,856 units of Merrill Lynch Aggregate                                            184,098
   *Merrill Lynch Trust Company    30,629 units of Merrill Lynch International Index                                  347,641
   Pimco                           61,884 units of Pimco Long Term US Government                                      655,355
   John Hancock                    8,509 units of John Hancock Sovereign                                              124,571
   Seligman                        222,023 units of Seligman Communications                                         5,617,189
   Alliance                        483,749 units of Alliance Quasar Fund  Class A                                  11,382,625
   Calvert                         4,910 units of Calvert Social Invest Fund                                          139,064
   *Merrill Lynch Trust Company    55,200 units of Merrill Lynch Eurofund  Class A                                    842,356
   *Merrill Lynch Trust Company    22,207 units of Merrill Lynch Growth Fund Class A                                  461,693
   *Merrill Lynch Trust Company    876,447 units of Merrill Lynch Global Allocation Fund                           11,498,980
   AIM Management                  870,620 units of AIM Equity Constellation Fund                                  25,187,010
   Templeton                       18,510 units of Templeton Developing Markets                                       196,021
   *Merrill Lynch Trust Company    74,891 units of Merrill Lynch Basic Value Fund                                   2,457,933
   Federated Intl Equity Fund A    14,842 units of Federated Intl Equity                                              314,351
   Franklin                        8,428 units of Franklin Small Cap                                                  331,487
   EV Worldwide                    23,626 units of EV Worldwide Health Services                                       274,770
   Davis Venture Advisors          1,235,116 units of Davis New York Venture Fund                                  35,497,225
   Templeton                       622,026 units of Templeton Foreign Fund                                          6,431,742
                                                                                                                -------------
                                             Total mutual funds                                                   116,219,213
                                                                                                                -------------
Loans:
    Loan Fund                      Participant Loans                                                                8,028,346

Pending Settlement Fund:
    *Merrill Lynch Trust Company   1,524 units of CMA Money Fund                                                        1,524
                                                                                                                -------------
                                             Total                                                              $ 198,520,034
                                                                                                                =============

* Party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                      Schedule 2

                         DANKA OFFICE IMAGING COMPANY
                          401(k) PROFIT SHARING PLAN

                      Schedule of Reportable Transactions

                               December 31, 2000

                                                                                      Historical           Net
                                                 Purchase          Selling             cost of            gain/
          Description of asset                    price             price               asset             (loss)
------------------------------------------  -----------------  -----------------  -----------------  ----------------
Investment transactions:
    Danka Business Systems PLC
       Restricted Common Stock*                $ 8,752,219         5,395,861         8,484,682        (3,088,821)

* Party-in-interest to the Plan.

                                  SIGNATURES

     The Danka Office Imaging Company 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Danka Office Imaging Company
                               401(k) Profit Sharing Plan
                                     (Name of Plan)

Dated:   June 29, 2001         /s/ Keith J. Nelsen
                               ---------------------------------------------
                                     (Signature)


                               By:   Keith J. Nelsen
                                  ------------------------------------------

                               Its:  Senior Vice President and General Counsel
                               -----------------------------------------------